NEW GOLD FILES MANAGEMENT INFORMATION CIRCULAR

March 21, 2016 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) announces that the company has filed its management information circular, including the nominees for election to New Gold's board of directors.

The director nominees include Ian Pearce, a proposed new independent director. Mr. Pearce has over 25 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc. From 2003 to 2006, he held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. Mr. Pearce is currently a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group.

The nominees also include Robert Gallagher, New Gold's President and Chief Executive Officer. As previously announced, Mr. Gallagher will be retiring as an officer of New Gold on June 30, 2016. Mr. Gallagher, currently a director of New Gold, intends to continue as a director of the company following his planned retirement.

Pierre Lassonde, currently a director of the company, will not be standing for re-election at the meeting. Since joining the New Gold board in June 2008, Mr. Lassonde has made a significant and highly valued contribution to the development and success of New Gold. On July 30, 2015, Mr. Lassonde was appointed as Chair of the Board of Directors of the Canada Council for the Arts, Canada's national public arts funder.

"My retirement from the New Gold board will allow me to devote more time to my responsibilities with the Canada Council for the Arts as well as other philanthropic causes," stated Mr. Lassonde. "I have greatly enjoyed working with the board and management of New Gold over the past eight years. I am very excited about New Gold's future, including the ongoing construction of the Rainy River mine. I will remain a strong supporter of the company and look forward to continuing as a significant shareholder of New Gold."

"We are very pleased that Ian is standing for election to our board. His operational and management experience would further strengthen our team. In addition, we look forward to Bob standing for re-election and our company continuing to benefit from his vast knowledge of the industry and our company," stated Randall Oliphant, Executive Chairman. "At the same time, as Pierre has decided not to stand for re-election, on behalf of our company and shareholders, I would like to thank him for his significant contribution to the growth and development of New Gold. We are delighted that Pierre will remain a friend of New Gold and continue to be a shareholder of our company."

The company's management information circular is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. New Gold's annual general meeting of shareholders will be held at the St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 27, 2016 at 4:00 pm (Eastern time). The business of the meeting includes the election of directors and appointment of auditors, as well as an advisory vote on executive compensation.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Hannes Portmann
Executive Vice President, Business Development
Direct: +1 (416) 324-6014
Email: info@newgold.com